FOR IMMEDIATE RELEASE

NEWS RELEASE

CANALASKA CLOSES $5,000,000 PRIVATE PLACEMENT

Vancouver, Canada,  March 6, 2007 – CanAlaska Uranium Ltd. (CVV – TSX.V) (the “Company”) announces that further to its news release dated January 25, 2007, the Company has completed its non-brokered private placement and has issued 6,944,444 units for gross proceeds of $5,000,000.  Each unit consisted of one common share in the capital of the Company at a price of $0.72 and one half of one non-transferable share purchase warrant.  Each whole warrant entitles the holder to purchase one additional common share at a price of $0.93 for a period of twelve months from the date of closing.

In connection with this closing, the Company has paid an aggregate of $136,897.88 and has issued 28,333 common shares and 44,875 share purchase warrants as finder’s fee.  Each whole warrant entitles the holder to purchase one additional common share of the Company for a period of twelve months from the date of closing at a price of $0.93 per warrant share.

In compliance with Canadian securities law, all of the securities issued in connection with this private placement are subject to a hold period expiring on July 7, 2007.

About CanAlaska Uranium Ltd. -- www.canalaska.com

CanAlaska Uranium (CVV -- TSX.V, CVVUF -- OTCBB, DH7 -- Frankfurt) is undertaking uranium exploration in seventeen 100%-owned and two optioned uranium projects in Canada's Athabasca Basin. Since September, 2004, the Company has aggressively acquired one of the largest land positions in the region, comprising over 2,500,000 acres (10,117 sq. km or 3,906 sq. miles). In 2005/2006, CanAlaska expended over Cdn$15 million exploring its properties in the Athabasca Basin and has delineated multiple uranium targets. Initial drilling from the West McArthur Project (now under an earn-in option to be formalized with Mitsubishi Development Pty. Ltd.) revealed uranium mineralization and significant zones of hydrothermal alteration, indicative of a favorable environment for uranium deposition. Active drilling and exploration will continue in Winter, 2007 at West McArthur and at 4 other significant projects.

Investor Contact: Emil Fung, Vice President, Corp. Dev. Tel: +1.604.685.1870 Toll Free: 1.800.667.1870 (N. America) info@canalaska.com

On behalf of the Board of Directors

Peter Dasler, M.Sc., P. Geo.

President & CEO, CanAlaska Uranium Ltd.

The TSX Venture has not reviewed and does not accept responsibility for the adequacy or accuracy of this release: CUSIP# 13708P 10 2.  This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties.  There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the British Columbia Securities Commission and the United States Securities & Exchange Commission.